Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7
For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4573 ir@bellushealth.com
BELLUS ANNOUNCES CHIEF FINANCIAL OFFICER TO DEPART
EFFECTIVE MAY 22, 2009
Laval, Québec, April 24, 2009 — BELLUS Health announced today that Vice President, Finance and Chief Financial Officer Mr. Mariano Rodriguez will depart from the Company, effective May 22, 2009.
“Mr. Rodriguez has been an important contributing member of the BELLUS Health executive team during his tenure with us. His professionalism and unwavering dedication have aided the development of the Company and, most recently, his contributions and expertise to the restructuring and refinancing have been invaluable to both the continuity of BELLUS Health and its many stakeholders. The Company is actively pursuing the development and commercialization of its products. We wish to take this opportunity to thank Mr. Rodriguez for his support and wish him the best success in his future endeavours,” said Dr. Francesco Bellini, Chairman, President and Chief Executive Officer.
BELLUS Health intends to fill the vacant position on an interim basis while a new senior financial executive is recruited.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the ability to obtain financing immediately in the current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, the availability and terms of any financing, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc.

Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.